FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR August 31, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                             FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         August 30, 2007

Item 3   News Release
         ------------

         Issued August 30, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, Canada, August 30, 2007 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that its net loss for the second quarter ended June 30, 2007 was $3.5 million, or $0.02 per share, compared with a net loss of $3.8 million, or $0.02 per share for the same period a year ago. The lower overall loss represents more activity in almost all business areas, partially offset by lower non-cash charges.

"During the second quarter and since it ended June 30th, the Company continued to make significant progress as we ready our new modular 200 tonne-per-day Guelph, Ontario, BioOil(R) biofuel plant for full operation," commented Andrew Kingston, Dynamotive's president and chief executive officer. "Recent business developments which will help pave the way for the company's future growth include reaching a letter of agreement with Mitsubishi Corporation and deepening our relationship with the Consensus Business Group through the merger of a jointly held affiliate into Dynamotive."


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, Canada, August 30, 2007 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that its net loss for the second quarter ended June 30, 2007 was $3.5 million, or $0.02 per share, compared with a net loss of $3.8 million, or $0.02 per share for the same period a year ago. The lower overall loss represents more activity in almost all business areas, partially offset by lower non-cash charges.

"During the second quarter and since it ended June 30th, the Company continued to make significant progress as we ready our new modular 200 tonne-per-day Guelph, Ontario, BioOil(R) biofuel plant for full operation," commented Andrew Kingston, Dynamotive's president and chief executive officer. "Recent business developments which will help pave the way for the company's future growth include reaching a letter of agreement with Mitsubishi Corporation and deepening our relationship with the Consensus Business Group through the merger of a jointly held affiliate into Dynamotive."

"Initial revenue from the Guelph plant and the expanded West Lorne operation will commence in the near future, and our business development position will improve significantly as we enter operating status," Mr. Kingston noted. "As we approach operating status at these two plants, international interest is growing, with advanced development activities in Europe and South America, and accelerating project development activity occurring in the United States."

Concluding his remarks, Mr. Kingston said: "With the continued volatility and insecurity of world energy markets and ever greater attention being paid to environmental issues, Dynamotive is also well positioned to be a leader in the Biomass to BioOil sector of the alternative energy market."

Recent Dynamotive Highlights:

- Signed a detailed Letter of Agreement with Mitsubishi Corporation to explore expanded relationships
- Consensus Business Group converted their biomass JV interest into Dynamotive equity and appointed a director to Dynamotive's Board
- Development of up to six plants in Corrientes, Argentina continues
- Commissioning and permitting of first 200 tonne-per-day (TPD) plant at Guelph, Ontario nears completion
- West Lorne expansion nearing mechanical completion, commissioning to begin late next month
- Initiated tests in Iowa to use Dynamotive's biochar for soil enrichment and crop productivity enhancement

Summary Financial results are presented as follows:


                   Unaudited Consolidated Statements of Loss
                         (expressed in U.S. dollars)

                                 Three Months Ended       Six Months Ended
                                      June 30,               June 30,
                                   2007       2006       2007       2006
                                           (restated)           (restated)
                                   $           $          $          $
---------------------------------------------------------------------------
EXPENSES

Marketing and business          348,524    357,041    694,752     929,639
development

Research and development        616,446  1,055,022  1,510,167   2,075,872

General and administrative    2,576,956  1,947,055  4,670,695   3,497,973
expenses

Depreciation and Amortization    34,374     32,090     64,580      55,600

Interest expense                  2,606    153,051      2,659     422,353

Exchange (gain) loss             54,322    346,355     37,679     247,119
---------------------------------------------------------------------------
                              3,633,228  3,890,614  6,980,532   7,228,556
---------------------------------------------------------------------------
Loss from operations         (3,633,228)(3,890,614)(6,980,532) (7,228,556)

Interest and other income        36,116    134,765    115,350     174,813
---------------------------------------------------------------------------
Loss before non-controlling  (3,597,112)(3,755,849)(6,865,182) (7,053,743)
interest

Interest and other income        94,876          -    123,850           -
---------------------------------------------------------------------------
Loss for the period          (3,502,236)(3,755,849)(6,741,332) (7,053,743)
===========================================================================

Weighted average number
 of common shares
 outstanding               185,378,751 151,402,079 181,511,983 141,707,917
===========================================================================

Basic and diluted loss
 per common share
Share for operations
 for the period                  0.02        0.02         0.04        0.05
===========================================================================


5.2  Disclosure for Restructuring Transactions

   N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:    (604) 267-6013

Item 9   Date of Report
         --------------

         August 30, 2007

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)      "Andrew Kingston"
                                         ----------------
                                         Andrew Kingston
                                         President & CEO

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                    News Release:  August 30, 2007

    DYNAMOTIVE PROGRESSES BIOFUEL PLANTS DURING 2ND QUARTER PLANT AND
                BUSINESS DEVELOPMENT ACTIVITIES ADVANCE

VANCOUVER, BC, Canada, August 30, 2007 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that its net loss for the second quarter ended June 30, 2007 was $3.5 million, or $0.02 per share, compared with a net loss of $3.8 million, or $0.02 per share for the same period a year ago. The lower overall loss represents more activity in almost all business areas, partially offset by lower non-cash charges.

"During the second quarter and since it ended June 30th, the Company continued to make significant progress as we ready our new modular 200 tonne-per-day Guelph, Ontario, BioOil(R) biofuel plant for full operation," commented Andrew Kingston, Dynamotive's president and chief executive officer. "Recent business developments which will help pave the way for the company's future growth include reaching a letter of agreement with Mitsubishi Corporation and deepening our relationship with the Consensus Business Group through the merger of a jointly held affiliate into Dynamotive."

"Initial revenue from the Guelph plant and the expanded West Lorne operation will commence in the near future, and our business development position will improve significantly as we enter operating status," Mr. Kingston noted. "As we approach operating status at these two plants, international interest is growing, with advanced development activities in Europe and South America, and accelerating project development activity occurring in the United States."

Concluding his remarks, Mr. Kingston said: "With the continued volatility and insecurity of world energy markets and ever greater attention being paid to environmental issues, Dynamotive is also well positioned to be a leader in the Biomass to BioOil sector of the alternative energy market."


Recent Dynamotive Highlights:

- Signed a detailed Letter of Agreement with Mitsubishi Corporation to explore expanded relationships
- Consensus Business Group converted their biomass JV interest into Dynamotive equity and appointed a director to Dynamotive's Board
- Development of up to six plants in Corrientes, Argentina continues
- Commissioning and permitting of first 200 tonne-per-day (TPD) plant at Guelph, Ontario nears completion
- West Lorne expansion nearing mechanical completion, commissioning to begin late next month
- Initiated tests in Iowa to use Dynamotive's biochar for soil enrichment and crop productivity enhancement


Summary Financial results are presented as follows:

                   Unaudited Consolidated Statements of Loss
                         (expressed in U.S. dollars)

                                 Three Months Ended       Six Months Ended
                                      June 30,               June 30,
                                   2007       2006       2007       2006
                                           (restated)           (restated)
                                   $           $          $          $
---------------------------------------------------------------------------
EXPENSES

Marketing and business          348,524    357,041    694,752     929,639
development

Research and development        616,446  1,055,022  1,510,167   2,075,872

General and administrative    2,576,956  1,947,055  4,670,695   3,497,973
expenses

Depreciation and Amortization    34,374     32,090     64,580      55,600

Interest expense                  2,606    153,051      2,659     422,353

Exchange (gain) loss             54,322    346,355     37,679     247,119
---------------------------------------------------------------------------
                              3,633,228  3,890,614  6,980,532   7,228,556
---------------------------------------------------------------------------
Loss from operations         (3,633,228)(3,890,614)(6,980,532) (7,228,556)

Interest and other income        36,116    134,765    115,350     174,813
---------------------------------------------------------------------------
Loss before non-controlling  (3,597,112)(3,755,849)(6,865,182) (7,053,743)
interest

Interest and other income        94,876          -    123,850           -
---------------------------------------------------------------------------
Loss for the period          (3,502,236)(3,755,849)(6,741,332) (7,053,743)
===========================================================================

Weighted average number
 of common shares
 outstanding               185,378,751 151,402,079 181,511,983 141,707,917
===========================================================================

Basic and diluted loss
 per common share
Share for operations
 for the period                  0.02        0.02         0.04        0.05
===========================================================================



About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com


Contacts:
Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.